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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2011
505

SEC FILE NUMBER
8-67415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIVER CROSS SECURITIES, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVE SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN — 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIVER CROSS SECURITIES, LP, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

2/9/11

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DISANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

RIVER CROSS SECURITIES, LLLP
(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
River Cross Securities, LLLP
Bala Cynwyd, Pennsylvania

We have audited the accompanying statement of financial condition of River Cross Securities, LLLP (the "Entity") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of River Cross Securities, LLLP as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 19, 2011

RIVER CROSS SECURITIES, LLLP

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 98,527
Receivable from clearing brokers	10,427,962
Receivable from affiliates	374,556
Accrued trading receivables	450,701
Commission receivable	45,367
Fixed assets (net of accumulated depreciation of $208,352)	301,402
	$ 11,698,515
LIABILITIES AND PARTNERS' CAPITAL	
Accrued trading payables	$ 221,795
Payable to affiliates	264,809
Accrued compensation	964,468
Accrued expenses and other liabilities	68,735
Total liabilities	1,519,807
Partners' capital	10,178,708
	$ 11,698,515

See notes to statement of financial condition

NOTE A - ORGANIZATION

River Cross Securities, LLLP (the "Entity") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the designated examining regulatory authority is the Financial Industry Regulatory Authority ("FINRA"). The Entity operates as a registered alternative trading system. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records commission revenue and related expenses on a trade-date basis.

The Entity evaluated subsequent events after the date of the financial statement to consider whether or not the impact of such events needed to be reflected or disclosed in the financial statement. Such evaluation was performed through the report date of the financial statement, the date that this financial statement was issued.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations are provided by Merrill Lynch Professional Clearing Corp. and Assent LLC.

At December 31, 2010, the amount receivable from clearing brokers reflected on the statement of financial condition represents amounts due from these clearing brokers.

NOTE D - RELATED PARTY TRANSACTIONS

SIG acts as a common payment agent for the Entity and various affiliates for all direct and indirect operating expenses. The Entity pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. Included in payable to affiliates is $256,796 relating to these operating costs.

The Entity executes trades for two affiliates for which it receives commissions at various rates. Receivable from these affiliates consist of $374,556.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had the Entity operated autonomously.

NOTE E - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

RIVER CROSS SECURITIES, LLLP

Notes to Statement of Financial Condition
December 31, 2010

NOTE E - INCOME TAXES (CONTINUED)

Management has determined that there are no material uncertain income tax positions at December 31, 2010, and as such no interest or penalties were recognized.

The Entity is no longer subject to federal, state or local tax examinations by taxing authorities for tax years before 2007 and presently has open federal examinations for tax years 2007 and 2008. Any resulting adjustments pursuant to the examinations would be reportable by its partners on their respective tax returns.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Entity computes its net capital under the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, of $250,000. At December 31, 2010, the Entity had net capital of $9,530,853, which exceeded its requirement of $250,000 by $9,280,853.